Virax Biolabs Group Limited

20 North Audley Street

London, W1K 6LX

United Kingdom

VIA EDGAR

December 13, 2023

U.S. Securities & Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, NE

Attn:Cindy Polynice

Re:	Virax Biolabs Group Limited
Registration Statement on Form F-3
Filed December 5, 2023
File No. 333-275893

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Virax Biolabs Group Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on December 15, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ James Foster
James Foster Chief Executive Officer

DOCPROPERTY "DocID" \* MERGEFORMAT 23722827.1
240437-10005